UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

Precision Optics Corporation

[CIK: 867840; EIN number: 04-2795294]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

85 Broad St, 18th Floor, New York NY 10005

4. Written Material. The following written materials are attached:

Letter to PEYE Shareholders, dated March 21, 2022

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent.

The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498


Seven Corners Capital

<u>*OPEN LETTER TO THE SHAREHOLDERS OF PRECISION OPTICS CORPORATION (PEYE)*</u>

March 21, 2022

Dear Fellow PEYE Shareholders:

My name is Scott Klarquist and I am the CIO of Seven Corners Capital Management, LLC. By way of background, I am a former corporate attorney based in New York City (J.D., University of Virginia) who transitioned into full-time investing nearly a decade ago. I now focus mainly on small and micro-cap stocks, such as PEYE (which I have owned continuously for almost three years). As you may be aware, PEYE recently distributed its proxy materials for the 2022 annual meeting of shareholders, to be held on April 8, 2022, ***i.e., less than 20 days from now*** (please see the company's proxy statement, dated February 24, 2022, available on EDGAR).

I am writing you today to let you know that, for the reasons more fully set forth below, I intend to vote my shares as follows:

1. **PROPOSAL #1: WITHHOLD with respect to incumbent director Peter H. Woodward, who is the only company nominee up for election this year;**
2. **PROPOSAL #2: AGAINST approval of the compensation paid to PEYE's Named Executive Officers; and**
3. **PROPOSAL #5: AGAINST approval of PEYE's 2022 Equity Incentive Plan.**

With respect to PROPOSAL #1, I do not believe that any of PEYE's incumbent directors have adequately and faithfully performed their fiduciary duties to us, the shareholders. Therefore, I believe none are entitled to receive our "FOR" votes at the annual meeting. Shareholders should remember that the 2022 annual meeting will be the first such meeting PEYE has held in nearly 13 years(!), despite PEYE's bylaws specifically stating that "[t]he annual meeting of Precision Optics Corporation, Inc.'s stockholders ***shall be held each year*** at such date and time as shall be designated from time to time by the Board or the Chief Executive Officer" [*emphasis added*]. Nowhere in the proxy does PEYE's leadership inform us of the rationale behind this dereliction of duty to the shareholders. I raised this very issue with PEYE's designated IR contact Robert Blum, of Lytham Partners, back in October 2019, and the only response I received was that holding an annual meeting was too costly.[1] But this excuse rings hollow in an era when (1) most shareholders receive their proxy materials and cast their votes via the Internet (the only hard-copy materials many holders receive is a one-page (i.e., inexpensive to distribute) Notice of Internet Availability and Form of Proxy) and (2) tiny companies like PEYE can host shareholder meetings at their own offices with little additional cost, since few shareholders would be expected to attend (as opposed to a shareholder meeting for a company with many thousands of retail and institutional holders, such as an Apple or IBM). Moreover, any company can now have its annual meeting broadcast live online (in addition to holding it in-person) via a password-protected web portal, so shareholders who are not able to travel to out-of-the-way locations like (say) Leominster, Massachusetts can more easily attend and ask questions of management. ***The annual meeting is basically the only time during the year that shareholders can speak publicly and directly with the CEO without being pre-screened to eliminate "difficult" inquiries.*** I recently asked Mr Blum whether shareholders will have online access to the 2022 annual meeting (which in my opinion should be a no-brainer), but sadly PEYE has decided against granting this option.

But even worse from my perspective than going ~13 years without a shareholder meeting is the fact that PEYE has staggered its board into three classes, a classic entrenchment device. Our CEO Director, Joseph Forkey (who is the son of PEYE's founder and thus an apparent beneficiary of nepotism), for example, will not be subject to any shareholder vote until 2024. With PEYE's stock price down (as adjusted for reverse stock splits) approximately 90% since Mr Forkey became a board member in 2006 and over 95% since he became PEYE's Chief Scientist in September 2003, why is he allowed to dodge shareholders for an additional two years? Over the past decade and a half, throughout which Mr Forkey has been a key player in the C-suite, shares outstanding have grown at a shocking 19% CAGR, while PEYE's revenues have only grown by 9% per year. This is not exactly Jeff Bezos we are talking about—if the company truly intends to reform its corporate governance, Mr Forkey needs to face the verdict of the shareholders immediately, not two years from now.

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[1] Further re this topic, please see my previous Open Letter to PEYE Shareholders, filed on Form PX14A6G, from October 14, 2020, attached as <u>Exhibit A</u> hereto.



Mr Woodward has been on our board since July 9, 2014 (note: PEYE has underperformed the S&P 500 since then) and appears to be "on board" with the above-described subpar corporate governance practices. Disturbingly, it is not clear how many PEYE shares Mr Woodward's investment fund MHW Partners (MHW) actually owns, as this entity has not filed a Schedule 13D regarding PEYE since November 2015 (the company claims it is still relying on this filing in reporting MHW's current ownership statistics). If since late 2015, MHW has either (1) changed its PEYE ownership percentage by 1% or more, or (2) fallen below the 5% ownership threshold, it should have filed an amendment to its 13D filing, yet no such filing exists on EDGAR. The company should immediately clarify how many PEYE shares MHW owns as of the record date for the 2022 annual meeting. In light of the foregoing, I will be voting against his re-election.

Regarding PROPOSAL #2, I intend to vote "AGAINST" the Advisory Vote to Approve Executive Compensation. In the discussion of this proposal contained in the proxy, PEYE claims they "believe in the power of open disclosure and know the only way to build and strengthen our reputation…is through honesty and trust". Yet there are less than five (5) pages in total describing PEYE's philosophy governing its senior executive compensation, which is supposedly based on "specific goals". The proxy states on page 16: "[O]ur compensation philosophy is to reward these executive officers for the achievement of short- and long-term corporate and individual performance, as measured by the attainment of specific goals for the creation of long-term shareholder value". ***So what exactly are these "specific goals" that supposedly will result in "the creation of long-term shareholder value"? Very little is disclosed***. Take the option grant to Mr Forkey of 150,000 shares in June 2021, which vests based on the passage of time (fully within one year) and are not apparently tied to any metric regarding PEYE's financial performance. The same situation obtains with respect to the 2021 option grants made to Mssrs Habhegger and Mangadu. WHERE ARE THE SPECIFIC GOALS? Moreover, despite Mr Forkey's 2018 employment agreement stipulating a base salary of $200,000, this was increased by the board by 25% (well above the then-prevailing inflation rate) to $250,000 just 14 months later. Unless and until PEYE consistently ties compensation to very specific and clearly defined and disclosed metrics that *actually* result in increased shareholder value (e.g., total shareholder return hurdles versus peers and minimum acceptable operating metrics, such as ROIC and operating income growth targets), and unless and until PEYE stops entering into one-sided employment agreements with its C-suite members (best practices would dictate no employment agreements at all), I intend to vote against PEYE's advisory vote on executive compensation.

As to PROPOSAL #5, I intend to vote AGAINST approval of PEYE's 2022 Equity Incentive Plan for several reasons. First, on top of the one million share "headline number" in authorized issuance, ***the plan permits the issuance of additional shares equal to 5% of PEYE's then-outstanding shares EVERY YEAR***. It is unclear why PEYE shareholders should suffer 5% annual dilution over and above the dilution incurred pursuant to the one million share authorization during the 10-year term of the plan. The company should drop this provision and come back to shareholders for an additional authorization if and when the base one million share authorization has been sufficiently depleted to warrant another grant. Second, Section 4.5 of the plan permits the recycling of shares subject to option or other grants, to the extent such shares are not actually issued to the respective recipients. Third, I believe that any Options, Stock Appreciation Right, Restricted Stock Units and Performance Share Awards issued under the plan should have a maximum term of no more than 5 years (not 10, as set forth in the plan). Therefore, so long as these items remain unaddressed by the company, I plant to oppose approval of the plan.

Fellow PEYE shareholders, if we fail to stand up for optimal corporate governance at our company's 2022 annual meeting, we will have only ourselves to blame. Please consider your votes on the above-referenced Proposals carefully!

Sincerely,

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

EXHIBIT A – FORM PX14A6G filing, dated October 14, 2020

1:48 PM Mon Mar 21 sec.gov 41%

PEYE Urged to Hold Annual Meeting of Shareholders

Shareholders Must Hold Board Accountable; In Addition, the Financial Incentives of Senior Executives Should be Better Aligned with those of PEYE Shareholders

- I have been a patient PEYE shareholder for awhile now and have publicly rooted for the company to succeed. However, patience has limits and, given the flagging stock price and apparent lack of concrete progress towards sustained profitability and/or significantly increased organic revenue growth, mine have been reached. I thus present for the consideration of all PEYE shareholders the following action items. *Fellow shareholders, please contact me if you would like work together with me to see progress on these fronts, which should lead over time to a higher [hopefully, MUCH higher] stock price* . My full contact information is set forth below.

1. Annual Meeting : In my opinion, it is high time that PEYE holds an annual meeting. I have been unable to locate any evidence in company SEC filings that it has held such a meeting to elect directors since November 2009, nearly eleven years ago(!) According to Section 2.1 of PEYE's bylaws, however, the company is supposed to hold such a meeting every calendar year:

"The annual meeting of Precision Optics Corporation, Inc.'s stockholders ***SHALL BE HELD EACH YEAR*** at such date and time as shall be designated from time to time by the Board or the Chief Executive Officer and state in the notice of the meeting." [*emphasis added*]

See https://www.sec.gov/Archives/edgar/data/867840/000101968714002708/precision_ex301.htm

Moreover, as a Massachusetts corporation, PEYE is bound by the corporate law of that state, which includes the following provision regarding annual meetings of MA-incorporated companies [Section 7.01 of Chapter 156D]:

"A corporation shall hold a meeting of shareholders annually at a time stated in or fixed in accordance with the bylaws".

Sound corporate governance dictates that companies (especially those publicly traded) hold regular annual meetings, so shareholders can choose company directors (and, more importantly, vote AGAINST those directors not upholding their fiduciary duty to shareholders). Nearly a year ago I spoke to the PEYE IR representative, Robert Blum of Lytham Partners, regarding this very issue. I was informed that PEYE annual meetings are not held largely because of cost considerations. However, given the recent pandemic, almost every public company that I am aware of has gone to virtual meetings, which should (at least in theory) be far less costly than arranging such meetings in-person. Furthermore, even with in-person annual meetings, there is no reason these could not be held on PEYE corporate premises in order to reduce costs. (I have been to a number of annual meetings that are held in small conference rooms at company headquarters. Even Berkshire Hathaway used to do this in the early 1980s.) I strongly urge all PEYE shareholders to reach out to Mr Blum and the company and demand that PEYE schedule an annual meeting ASAP so shareholders can have their say (i.e., vote) on company leadership.

1:49 PM Mon Mar 21 sec.gov 41%

2. Accountability to Shareholders; Alignment (or Lack Thereof) of Financial Incentives : In addition, it does not appear to me that the financial incentives of PEYE's senior executives have been properly aligned with those of shareholders. The following comes from page 26 of PEYE's 2020 Form 10-K filing :

"Dr. Joseph N. Forkey has served as our Chief Executive Officer, President and Treasurer since February 8, 2011. Dr. Forkey has been a member of our Board of Directors since 2006. He served as our Chairman of our Board of Directors from February 2011 to July 2014. He served as our Executive Vice President and Chief Scientific Officer from April 2006 to February 2011, and held the position of our Chief Scientist from September 2003 to April 2006."

Since September 2003 (when Mr Forkey became PEYE's Chief Scientist), PEYE stock is ***DOWN*** about 97.5% (from ~$50/share to the recent $1.26/share). In addition, since April 2006 (when Mr Forkey joined our board), PEYE stock is ***DOWN*** about 84% (from ~$8/share to the recent $1.26/share). [Share price data according to Barron's website. See https://www.barrons.com] Nor does it appear from its SEC filings that PEYE has ever paid a dividend to shareholders. So while shareholders have suffered an almost 100% loss on their PEYE stock over the past 17 years (including no dividends paid out), Mr Forkey in his various capacities at PEYE has collected a large amount of cash and other compensation. In fact, per the recent 10-K filing he was paid over $876,000 over the past two years, i.e., FY2019 and FY2020 (in excess of 5% of the current PEYE market cap!), including the value of stock grants. This is a massive increase from the $120,000 per year total compensation he previously received as CEO, per SEC filings. In my view, something is seriously off with the senior executive incentive system at PEYE. Perhaps we need new leadership altogether.

IN SUM, I AM TIRED OF SEEING PEYE STOCK LANGUISH IN THE LOW $1 RANGE. SHAREHOLDERS NEED TO LIGHT A FIRE UNDER PEYE MANAGEMENT AND BOARD NOW! AT AN ABSOLUTE BARE MINIMUM, WE SHOULD BE ABLE TO VOTE AT AN ANNUAL MEETING, LIKE ANY OTHER PUBLIC COMPANY. PLEASE JOIN ME IN THIS EFFORT. THANK YOU.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. ***I am NOT asking for your proxy card and will not accept proxy cards if sent.*** The cost of this filing is being borne entirely the filer.

Source and Contact Info:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

sklarquist@sevencornerscapital.com